

January 2, 2024

Kim Kwan Kings Wong
Chief Executive Officer
Top Wealth Group Holding Ltd
Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong

> **Re: Top Wealth Group Holding Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed December 18, 2023**
> **File No. 333-275684**

Dear Kim Kwan Kings Wong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form F-1

Management
Compensation of Directors and Executive Officers, page 94

1. Please update your compensation disclosure as of the fiscal year ended December 31, 2023. Refer to Item 4 of Form 1-A and Item 6.B of Form 20-F.

Kim Kwan Kings Wong
Top Wealth Group Holding Ltd
January 2, 2024
Page 2

       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing

cc: Jason Ye